Exhibit 99.1

news release

Hydro One announces the appointment of Susan Wolburgh Jenah to the Board of Directors

TORONTO, December 23rd, 2019 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that Susan Wolburgh Jenah has been appointed to the company’s Board of Directors effective January 1st 2020.

“Susan is a deeply respected leader with a wealth of business experience,” said Tim Hodgson, Board Chair of Hydro One. “Her strong regulatory and governance background are a welcome addition as Hydro One executes on its renewed strategy to keep an unwavering focus on safety, customer service, efficiency, sustainability and growth.”

Susan fills the current director vacancy on the Board created when Tom Woods stepped down on July 31, 2019.

“The addition of Susan as a director is highly complementary to the skills and experience of our existing board members and we are confident that she will provide valuable insights,” said Blair Cowper-Smith, Chair of Hydro One’s Governance Committee.

About Susan Wolburgh Jenah

Susan Wolburgh Jenah is a distinguished leader and expert in the securities and financial services industry. With over 30 years’ experience as a senior regulator, executive and lawyer, Susan has significantly influenced the direction of capital markets regulation and standards of investor protection in Canada and internationally. Susan received her ICD.D designation in 2004 and is a recipient of the 2011 Osgoode Hall Law School Gold Key Award for Achievement.

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost $25.8 billion in assets and 2018 annual revenues of almost $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For More Information

Please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about our governance practices, corporate social responsibility, customer solutions, and further information about our business.

For further information, please contact:

Investors: Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943

Media: Jay Armitage, Director, Corporate Communications, media.relations@hydroone.com, 416-345-6868